SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: May 7, 2012	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

S Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Supplementary Explanation to the 2011 Annual Report

The Company and all members of the board of directors warrant that the information contained in this announcement is truthful, accurate and complete, and jointly accept full responsibility for any false representations or misleading statements contained in, or material omissions from, this announcement.

This announcement is made pursuant to Rule 13.09(1) and (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”).

Sinopec Shanghai Petrochemical Company Limited (the “Company”) has recently noticed the concerns from several investors that in the section “Major Events” of its 2011 annual report relating to the “Major Connected Transactions Involving Purchases and Sales of Goods and Services” (see the table below), the total raw materials purchased by the Company from China International United Petroleum & Chemicals Co., Ltd. and other related parties amounted to approximately RMB47,800 million, which exceeded the annual cap of 2011 (i.e. RMB47,300 million) on the purchases of raw materials by the Company from China Petroleum and Chemical Corporation (“Sinopec Corp.”) and its associates as considered and approved at the 2010 extraordinary general meeting of the Company held on 28 December 2010.

Unit: RMB’000

Type of transactions	Related parties	Amount	Percentage of the total amount of this type of transaction (%)
Income from sales of products and services income	Sinopec Huadong Sales Company Limited	36,585,798	38.29

	Other related parties	16,696,923	17.44

Purchases	China International United Petroleum & Chemical Co., Ltd.	31,569,944	39.95

	Other related parties	16,238,905	20.55

Sales commission	Sinopec Corp. Chemical Products Sales Branch	195,606	100.00

Insurance premiums for petrochemical industry	Sinopec and its subsidiaries	115,910	79.37

Construction and installation cost	Sinopec and its subsidiaries	286,023	38.17

It is hereby explained as below:

“Other related parties” stated in the above table refer to related parties of the Company as defined in Note 2 (27) to the 2011 financial statements of the Company prepared under the China Accounting Standards for Business Enterprises issued by the Ministry of Finance of the People’s Republic of China, and in Note 1 (y) to the 2011 financial statements of the Company prepared under the International Financial Reporting Standards. Such “other related parties” included, among others, the associates and jointly controlled entities of the Company (such as Shanghai Jinsen Hydrocarbon Resins Co., Ltd., BOC-SPC Gases Co., Ltd., etc.). According to the definitions of “related party” under the Listing Rules of the Shanghai Stock Exchange (the “Shanghai Listing Rules”) and of “connected person” under the Hong Kong Listing Rules, the above associates and jointly controlled entities of the Company are not related parties of the Company as defined under the Shanghai Listing Rules, and are not regarded as Sinopec Corp.’s associates as defined under the Hong Kong Listing Rules. The amounts of transactions with “Other related parties” in the above table mainly comprises those between the Company and its above associates and jointly controlled entities as well as between the Company and Sinopec Corp.’s associates.

Please refer to the following table for the amounts of continuing (routine) connected transactions set out separately between the Company and Sinopec Corp.’s associates and Non-Sinopec Corp.’s associates during 2011:

Unit: RMB’000

Type of transactions	Related parties	Amount	Percentage of the total amount of this type of transaction (%)

Income from sales of products and services income	Sinopec Huadong Sales Company Limited	36,585,798	38.29

	Other Sinopec Corp.’s associates	15,680,097	16.39

	Subtotal from Sinopec Corp. and its associates	52,265,895	54.68

	Non-Sinopec Corp.’s associates	1,016,826	1.05

Purchases	China International United Petroleum & Chemical Co., Ltd	31,569,944	39.95

	Other Sinopec Corp.’s associates	15,536,972	19.66

	Subtotal from Sinopec Corp. and its associates	47,106,916	59.61

	Non-Sinopec Corp.’s associates	701,933	0.89

Sales commission	Sinopec Corp. Chemical Products	195,606	100.00

Insurance premiums for petrochemical industry	Sinopec and its subsidiaries	115,910	79.37

Construction and installation cost	Sinopec and its subsidiaries	286,023	38.17

The audit committee of the board of directors of the Company (the “Board”) and the Board have confirmed that the amounts of continuing (routine) connected transactions of the Company incurred in 2011 did not exceed the annual caps of 2011 as considered and approved at the 2010 extraordinary general meeting of the Company. KPMG, the auditor of the Company, also issued to the Board an auditor’s letter in respect of the continuing (routine) connected transactions of the Company during 2011. For details of the letter, please refer to the section “Major Events” of the 2011 annual report of the Company.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, 27 April 2012

As at the date of this announcement, the executive Directors of the Company are Rong Guangdao, Wang Zhiqing, Wu Haijun, Li Honggen, Shi Wei and Ye Guohua; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Wang Yongshou and Cai Tingji.

Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

2012 First Quarterly Report

This report is published simultaneously in Shanghai and Hong Kong. This report is published pursuant to the Rules Governing the Listing of Stocks on Shanghai Stock Exchange in the People’s Republic of China and is made pursuant to the disclosure obligations under Rules 13.09(1) and (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

§1	IMPORTANT MESSAGE

1.1	The Board of Directors (the “Board”) and the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company”) as well as its directors, supervisors and senior management warrant that there are no false representations or misleading statements contained in, or material omissions from, this report, and severally and jointly accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this report.

1.2	All of the Company’s directors attended the Board meeting.

1.3	The financial report of the Company for the three-month period ended 31 March 2012 (the “Reporting Period”) was unaudited.

1.4	Mr. Rong Guangdao, Chairman of the Board and the responsible person of the Company, Mr. Ye Guohua, Director and Chief Financial Officer overseeing the accounting operations and Mr. Hua Xin, Deputy Chief Financial Officer and person- in-charge of Accounting Department (accountant in charge) hereby warrant the truthfulness and completeness of the financial report contained in this quarterly report.

§2	BASIC INFORMATION OF THE COMPANY

2.1	Major Accounting Data and Financial Indicators

	As at the end of the Reporting Period	As at the end of the previous year	Increase/(decrease) as compared to the end of the previous year (%)
Total assets (RMB’000)	35,554,256	31,110,085	14.29
Total equity attributable to equity shareholders of the Company (RMB’000)	17,948,961	18,112,483	–0.90
Net asset value per share attributable to equity shareholders of the Company (RMB)	2.493	2.516	–0.90

	From the beginning of the year to the end of the Reporting Period	Increase/(decrease) as compared to the corresponding period of the previous year (%)
Net cash outflow from operating activities (RMB’000)	–2,767,881	184.60
Net cash outflow per share from operating activities (RMB)	–0.384	184.60

	The Reporting Period	From the beginning of the year to the end of the reporting period	Increase/(decrease) as compared to the corresponding period of the previous year (%)
Net loss attributable to equity shareholders of the Company (RMB’000)	–190,122	–190,122	–120.86
Basic loss per share (RMB)	–0.026	–0.026	–120.86
Basic loss per share excluding non-recurring items (RMB)	–0.026	–0.026	–120.60
Diluted loss per share (RMB)	–0.026	–0.026	–120.86
Return on net assets (weighted average) (%)	–1.054	–1.054	Decreased by 6.014 percentage points
Return on net assets based on net loss excluding non-recurring items (weighted average) (%)	–1.048	–1.048	Decreased by 6.038 percentage points

Non-recurring items and amount:

RMB’000

Item	Amount
Net gain on disposal of non-current assets	1,149
Employee reduction expenses	–2,510
Government grants recorded in profit and loss (except for government grants under the State’s unified standards on quota and amount entitlements and closely related to corporate business)	1,356
Income from external entrusted loans	529
Other non-operating income and expenses other than those mentioned above	–3,632
Income tax effect	2,259
Effect attributable to minority interests (after tax)	–336

Total	–1,185

2.2	Total Number of Shareholders as at the End of the Reporting Period and Shareholding of the Top Ten Shareholders of Shares in Circulation

Unit: Share

Total number of shareholders as at the end of the Reporting Period		109,629

Shareholding of the top ten shareholders of shares in circulation
Name of shareholders (in full)	Number of shares in circulation held as at the end of the Reporting Period	Type of shares
HKSCC (Nominees) Ltd.	2,294,284,101	Overseas listed foreign shares
China Construction Bank – CIFM China Advantage Fund （中國建設銀行－上投摩根中國優勢 證券投資基金）	69,836,385	RMB-denominated ordinary shares
ICBC – SWS MU New Economics Mixed Fund （中國工商銀行－申萬菱信新經濟混合型證券 投資基金）	20,818,257	RMB-denominated ordinary shares
China Life Insurance Company Limited – Bonus – Individual Bonus – 005L – FH002 Shanghai （中國人 壽保險股份有限公司－分紅－個人分紅-005L-FH002 滬）	14,166,204	RMB-denominated ordinary shares
China Life Insurance Company Limited – Traditional – Ordinary Insurance Product – 005L – CT001 Shanghai （中國人壽保險股份有限公司－傳統－普通保險 產品-005L-CT001滬）	12,408,194	RMB-denominated ordinary shares
IP KOW	5,432,000	Overseas listed foreign shares
Agricultural Bank of China Limited – New China Selected Growth Stock Fund （中國農業銀行股份有限 公司－新華優選成長股票型證券投資基金）	4,518,720	RMB-denominated ordinary shares
Industrial and Commercial Bank of China Limited – Harvest Theme New Power Stock Fund （中國工商銀行 股份有限公司－嘉實主題新動力股票型證券投資基金	3,367,193	RMB-denominated ordinary shares
China Merchants Bank Co., Limited – Fortis Haitong Surging Return Mixed Type Fund （招商銀行股份有限 公司－海富通強化回報混合型證券投資基金）	3,029,933	RMB-denominated ordinary shares
Zhang Xinming	2,976,068	RMB-denominated ordinary shares

§3	MAJOR EVENTS

3.1	Description of Substantial Changes in Financial Report Items and Financial Indicators of the Company

RMB’000

Item	As at 31 March 2012	As at 31 December 2011	Increase/ (decrease) amount	Change (%)	Major reason for change
Inventories	9,354,831	5,582,425	3,772,406	67.58	The purchase of crude oil at the end of the Reporting Period increased, and the price of raw materials increased significantly during the Reporting Period.
Total current assets	13,755,649	9,665,814	4,089,835	42.31	Balance of inventories at the end of the Reporting Period increased significantly.
Short-term loans	9,331,599	5,512,074	3,819,525	69.29	The Company borrowed short-term loans to replenish the working capital during the Reporting Period.
Total current liabilities	16,755,302	12,271,832	4,483,470	36.53	Balance of loans and borrowings at the end of the Reporting Period increased significantly.
Total liabilities	17,328,112	12,727,501	4,600,611	36.15

RMB’000

Item	For the three-month period ended 31 March		Increase/ decrease amount	Change (%)	Major reason for change
	2012	2011
Operating profit (“–” represents loss)	–243,210	1,199,671	–1,442,881	–120.27
Profit before income tax (“–” represents loss)	–250,471	1,193,146	–1,443,617	–120.99
Net profit for the period (“–” represents loss)	–183,614	914,778	–1,098,392	–120.07	Gross profit of sales decreased during the Reporting Period.
Net profit attributable to equity shareholders of the Company (“–” represents loss)	–190,122	911,610	–1,101,732	–120.86
Financial expenses	37,376	7,825	29,551	377.65	Interest on loans and borrowings increased.
Impairment losses (“–” represents reversals)	–1,560	184,726	–186,286	–100.84	Provision for diminution in value of inventories decreased significantly during the Reporting Period.
Investment income	32,012	97,471	–65,459	–67.16	Net profit of associates decreased during the Reporting Period.
Income tax expense	–66,857	278,368	–345,225	–124.02	Operating results decreased substantially.

3.2	Warning and Explanation on Projection of a Possible Loss or Material Year-on-year Change in Operating Results from the Beginning of the Year to the End of the Next Reporting Period

Since 2012, international crude oil prices have remained at a high level, resulting in a significant increase in the production costs of the Company and its subsidiaries (the “Group”). In addition, domestic prices of refined oil products were not adjusted in an adequate and timely manner during the Reporting Period. The market for petrochemical products remained weak despite a slight pickup, together with intensified competition within the industry. Thereby the Group recorded net loss attributable to equity shareholders of the Company for the first quarter of 2012. The Company forecasted that the Group’s net profit attributable to equity shareholders of the Company for the six-month period ending 30 June 2012 would have a substantial decrease as compared to the corresponding period of the previous year.

3.3	Implementation of Dividend Policy during the Reporting Period

The 2011 profit distribution plan was considered and approved at the fifth meeting of the seventh session of the Board held on 29 March 2012. Based on the total share capital of 7.2 billion shares as at 31 December 2011, a dividend of RMB0.50 (tax inclusive) per 10 shares shall be distributed subject to the approval by the 2011 annual general meeting of the Company.

§4	APPENDIx

4.1	Consolidated Balance Sheet (Unaudited)

As at 31 March 2012

Unit: RMB’000

Item	31 March 2012	31 December 2011
	(Unaudited)	(Audited)
Current assets:
Cash at bank and on hand	294,343	91,346
Bills receivable	2,792,761	3,131,579
Accounts receivable	711,093	609,906
Prepayments	430,455	43,160
Other receivables	63,522	46,994
Inventories	9,354,831	5,582,425
Other current assets	108,644	160,404

Total current assets	13,755,649	9,665,814

Non-current assets:
Long-term equity investments	3,125,778	3,101,305
Investment properties	449,242	452,555
Fixed assets	12,247,801	12,659,332
Construction in progress	4,593,256	3,882,992
Intangible assets	511,316	519,198
Long-term deferred expenses	275,498	306,052
Deferred tax assets	595,716	522,837

Total non-current assets	21,798,607	21,444,271

Total assets	35,554,256	31,110,085

Consolidated Balance Sheet (Unaudited) (Cont’d)

As at 31 March 2012

Unit: RMB’000

Item	31 March 2012	31 December 2011
	(Unaudited)	(Audited)
Current liabilities:
Short-term loans	9,331,599	5,512,074
Bills payable	—	15,688
Accounts payable	5,335,270	4,650,007
Advances from customers	575,951	706,835
Employee benefits payable	62,650	46,140
Taxes payable	629,910	507,938
Interest payable	24,440	9,442
Dividends payable	21,734	22,599
Other payables	773,748	801,109

Total current liabilities	16,755,302	12,271,832

Non-current liabilities:
Long-term loans	256,340	160,050
Other non-current liabilities	316,470	295,619

Total non-current liabilities	572,810	455,669

Total liabilities	17,328,112	12,727,501

Shareholders’ equity:
Share capital	7,200,000	7,200,000
Capital reserve	2,914,763	2,914,763
Specific reserve	48,377	21,777
Surplus reserve	5,151,770	5,151,770
Retained earnings	2,634,051	2,824,173

Total equity attributable to equity shareholders of the Company	17,948,961	18,112,483

Minority interests	277,183	270,101

Total equity	18,226,144	18,382,584

Total liabilities and shareholders’ equity	35,554,256	31,110,085

Balance Sheet (Unaudited)

As at 31 March 2012

Unit: RMB’000

Item	31 March 2012	31 December 2011
	(Unaudited)	(Audited)
Current assets:
Cash at bank and on hand	239,191	61,057
Bills receivable	2,664,402	2,941,248
Accounts receivable	351,429	538,149
Prepayments	424,867	51,583
Other receivables	23,194	10,592
Inventories	8,965,242	5,281,885
Other current assets	23,168	55,921

Total current assets	12,691,493	8,940,435

Non-current assets:
Long-term equity investments	4,126,279	4,105,694
Investment properties	449,242	452,555
Fixed assets	11,753,603	12,136,472
Construction in progress	4,522,486	3,812,222
Intangible assets	416,129	419,387
Long-term deferred expenses	275,498	306,052
Deferred tax assets	595,423	522,544

Total non-current assets	22,138,660	21,754,926

Total assets	34,830,153	30,695,361

Balance Sheet (Unaudited) (Cont’d)

As at 31 March 2012

Unit: RMB’000

Item	31 March 2012	31 December 2011
	(Unaudited)	(Audited)
Current liabilities:
Short-term loans	9,332,899	5,526,574
Bills payable	—	15,688
Accounts payable	4,831,677	4,377,765
Advances from customers	536,394	674,368
Employee benefits payable	57,992	41,506
Taxes payable	623,334	481,854
Interest payable	24,440	9,434
Dividends payable	21,655	22,599
Other payables	1,177,615	1,256,888
Non-current liabilities due within one year	45,000	45,000

Total current liabilities	16,651,006	12,451,676

Non-current liabilities:
Long-term loans	225,000	135,000
Other non-current liabilities	316,470	295,619

Total non-current liabilities	541,470	430,619

Total liabilities	17,192,476	12,882,295

Shareholders’ equity:
Share capital	7,200,000	7,200,000
Capital reserve	2,914,763	2,914,763
Specific reserve	38,025	14,272
Surplus reserve	5,151,770	5,151,770
Retained earnings	2,333,119	2,532,261

Total equity	17,637,677	17,813,066

Total liabilities and shareholders’ equity	34,830,153	30,695,361

4.2	Consolidated Income Statement (Unaudited)

For the three-month period ended 31 March 2012

Unit: RMB’000

Item		2012	2011
		(Unaudited)	(Unaudited)
Operating income		23,550,221	24,633,858
Less:	Operating costs	21,649,053	20,882,563
	Business taxes and surcharges	1,429,399	1,612,892
	Selling and distribution expenses	164,565	164,120
	General and administrative expenses	546,610	679,532
	Financial expenses	37,376	7,825
	Impairment losses (“–” represents reversals)	–1,560	184,726
Add:	Investment income	32,012	97,471
	Including: Income from investment in associates and jointly controlled enterprises	25,878	97,471
Operating profit (“–” represents loss)		–243,210	1,199,671
Add:	Non-operating income	4,997	4,259
Less:	Non-operating expenses	12,258	10,784
	Including: Losses from disposal of non-current assets	4,989	3,708
Profit before income tax (“–” represents loss)		–250,471	1,193,146
Less: Income tax expense		–66,857	278,368
Net profit for the period (“–” represents loss)		–183,614	914,778
Attributable to:	Equity shareholders of the Company (“–” represents loss)	–190,122	911,610
	Minority shareholders	6,508	3,168
Earnings per share:
Basic and diluted earnings per share (“–” represents loss) (RMB)		–0.026	0.127
Other comprehensive income		—	—

Total comprehensive income (“–” represents loss)		–183,614	914,778

Attributable to:	Equity shareholders of the Company (“–” represents loss)	–190,122	911,610
	Minority shareholders	6,508	3,168

Income Statement (Unaudited)

For the three-month period ended 31 March 2012

Unit: RMB’000

Item	2012	2011
	(Unaudited)	(Unaudited)
Operating income	20,171,979	20,698,979
Less: Operating costs	18,338,832	16,995,596
Business taxes and surcharges	1,428,324	1,610,848
Selling and distribution expenses	141,623	141,622
General and administrative expenses	510,376	646,787
Financial expenses	37,569	14,276
Impairment losses (“–” represents reversals)	–100	184,726
Add: Investment income	20,585	83,236
Including: Income from investment in associates and jointly controlled enterprises	20,585	83,236
Operating profit (“–” represents loss)	–264,060	1,188,360
Add: Non-operating income	4,295	3,933
Less: Non-operating expenses	12,256	10,784
Including: Losses from disposal of non-current assets	4,989	3,708
Profit before income tax (“–” represents loss)	–272,021	1,181,509
Less: Income tax expense	–72,879	274,848
Net profit for the period (“–” represents loss)	–199,142	906,661
Other comprehensive income	—	—

Total comprehensive income (“–” represents loss)	–199,142	906,661

4.3	Consolidated Cash Flow Statement (Unaudited)

For the three-month period ended 31 March 2012

Unit: RMB’000

Item	2012	2011
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Cash received from sale of goods and rendering of services	27,749,310	27,822,950
Refund of taxes	12,941	—
Other cash received relating to operating activities	25,844	1,439

Sub-total of cash inflows	27,788,095	27,824,389

Cash paid for goods and services	–28,261,164	–25,404,298
Cash paid to and for employees	–533,349	–442,190
Cash paid for all types of taxes	–1,605,283	–2,822,231
Other cash paid relating to operating activities	–156,180	–128,214

Sub-total of cash outflows	–30,555,976	–28,796,933

Net cash outflow from operating activities	–2,767,881	–972,544

Cash flows from investing activities:
Cash received from disposal of investments	16,000	14,000
Cash received from investment income	2,841	—
Net cash received from disposal of fixed assets	1,258	—
Cash received relating to other investing activities	27,541	18,575

Sub-total of cash inflows	47,640	32,575

Cash paid for acquisition of fixed assets and other long-term assets	–928,471	–316,377
Cash paid for disposal of fixed assets	—	–150

Sub-total of cash outflows	–928,471	–316,527

Net cash outflow from investing activities	–880,831	–283,952

Consolidated Cash Flow Statement (Unaudited) (Cont’d)

For the three-month period ended 31 March 2012

Unit: RMB’000

Item	2012	2011
	(Unaudited)	(Unaudited)
Cash flows from financing activities:
Cash received from borrowings	12,761,471	9,716,363

Sub-total of cash inflows	12,761,471	9,716,363

Cash repayments of borrowings	–8,819,302	–8,241,089
Cash paid for dividends, profits distribution and interest	–90,495	–48,151

Sub-total of cash outflows	–8,909,797	–8,289,240

Net cash inflow from financing activities	3,851,674	1,427,123

Effect of foreign exchange rate changes on cash and cash equivalents	35	–129

Net increase in cash and cash equivalents	202,997	170,498

Add: Cash and cash equivalents at the beginning of the period	91,346	100,110
Cash and cash equivalents at the end of the period	294,343	270,608

Cash Flow Statement (Unaudited)

For the three-month period ended 31 March 2012

Unit: RMB’000

Item	2012	2011
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Cash received from sale of goods and rendering of services	23,911,709	23,181,368
Other cash received relating to operating activities	25,142	780

Sub-total of cash inflows	23,936,851	23,182,148

Cash paid for goods and services	–24,499,738	–20,902,020
Cash paid to and for employees	–498,309	–409,248
Cash paid for all types of taxes	–1,551,045	–2,751,532
Other cash paid relating to operating activities	–139,390	–93,971

Sub-total of cash outflows	–26,688,482	–24,156,771

Net cash outflow from operating activities	–2,751,631	–974,623

Cash flows from investing activities:
Net cash received from disposal of fixed assets	1,256	—
Cash received relating to other investing activities	24,991	15,914

Sub-total of cash inflows	26,247	15,914

Cash paid for acquisition of fixed assets and other long-term assets	–922,336	–313,395
Cash paid for disposal of fixed assets	—	–150

Sub-total of cash outflows	–922,336	–313,545

Net cash outflow from investing activities	–896,089	–297,631

Cash Flow Statement (Unaudited) (Cont’d)

For the three-month period ended 31 March 2012

Unit: RMB’000

Item	2012	2011
	(Unaudited)	(Unaudited)
Cash flows from financing activities:
Cash received from borrowings	12,731,280	9,679,763

Sub-total of cash inflows	12,731,280	9,679,763

Cash repayments of borrowings	–8,818,060	–8,240,101
Cash paid for dividends, profits distribution and interest	–87,402	–47,516

Sub-total of cash outflows	–8,905,462	–8,287,617

Net cash inflow from financing activities	3,825,818	1,392,146

Effect of foreign exchange rate changes on cash and cash equivalents	36	–109

Net increase in cash and cash equivalents	178,134	119,783

Add: Cash and cash equivalents at the beginning of the period	61,057	89,224
Cash and cash equivalents at the end of the period	239,191	209,007

By Order of the Board Rong Guangdao Chairman

Shanghai, the PRC, 27 April 2012

As at the date of this report, the executive directors of the Company are Rong Guangdao, Wang Zhiqing, Wu Haijun, Li Honggen, Shi Wei and Ye Guohua; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Wang Yongshou and Cai Tingji.